YIELDQUEST FUNDS TRUST

                                 INVESTOR CLASS

                               ADMINISTRATION PLAN
                               -------------------

                         (As adopted December 13, 2007)

      The following Administration Plan (the "Plan") has been adopted by YieldQuest Funds Trust (the "Trust"), a Delaware business trust, on behalf of the Investor Class of each of its series (each, a "Fund" and collectively, the "Funds"). The Plan has been approved by a majority of the Trust's Board of Trustees (the "Board"), including a majority of the Trustees who are not interested persons of the Trust or each Fund, and who have no direct or indirect financial interest in the operation of the Plan (the "Independent Trustees"), cast in person at a meeting called for the purpose of voting on such Plan.

      Each Fund anticipates retaining various financial institutions (the "Service Organizations") to (i) act directly or indirectly as nominees and recordholders of shares of the Investor Class for their respective customers who are or may become beneficial owners of the Fund's Investor Class shares (the "Customers"); (ii) provide services to other Service Organizations intended to facilitate or improve a Service Organization's services to its Customers with respect to the Fund; and/or (iii) perform certain account administrative services with respect to the Customers pursuant to agreements between the Trust and/or the Funds' distributor, on behalf of the Investor Class of each Fund, and such Service Organizations (the "Agreements").

      In approving the Plan, the Board determined that adoption of this Plan would be prudent and in the best interests of each Fund and its Investor Class shareholders. Such approval by the Board included determinations, in the exercise of its reasonable business judgment and in light of its fiduciary duties, that (i) that the types of services to be provided by the Service Organization and compensated by a Fund pursuant to this Plan, which services are described and set forth below, constitute Administrative Services (defined below), and not distribution services; (ii) that the compensation to be paid to the Services Organization pursuant to this Plan appear to be reasonable in relation to the value of such Administrative Services to the Funds and the benefit received by the Funds and their shareholder; (iii) that, if not provided by the Service Organization, the Fund would be obligated to retain other entities to perform such Administrative Services; and (iv) there is a reasonable likelihood that the Plan will benefit each Fund and its Investor Class shareholders.

      The provisions of the Plan are as follows:

      1. PAYMENTS BY A FUND TO SERVICE ORGANIZATION FOR ADMINISTRATIVE SERVICES PROVIDED TO FUND SHAREHOLDERS

           Each Fund is hereby authorized, on behalf of its Investor Class, to pay to YieldQuest Securities, LLC, which serves as the Funds' distributor (the "Distributor"), or
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directly to any Service Organization, a monthly or quarterly administration fee specified in the Agreement with such Service Organization for Administrative Services specified in such Agreement. The fee for such services during any one year shall not exceed 0.10% of the average daily net assets of Investor Class shares of such Fund which are owned beneficially by the Customers of such Service Organization during the period.

           The administrative fee shall be assessed and paid by the Distributor to a Service Organization for making available any or all of following services to Customers who hold Investor Class shares of a Fund: (a) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Investor Class shares; (b) receiving and transmitting funds representing the purchase price or redemption proceeds of Investor Class shares;
(c) forwarding shareholder communications such as prospectus updates, proxies and shareholder reports; (d) acting, or arranging for another party to act, as recordholder and nominee of all Investor Class shares beneficially owned by its Customers; (e) providing sub-accounting with respect to Investor Class shares of the Funds beneficially owned by its Customers or the information necessary for sub-accounting, including establishing and maintaining individual accounts and records with respect to Investor Class shares owned by each Customer; (f) processing and issuing confirmations concerning Customer orders to purchase, redeem and exchange Investor Class shares; (g) providing periodic statements to each Customer showing account balances and transactions during the relevant period; (h) processing dividend payments; (i) receiving, tabulating and transmitting proxies; (j) responding to Customer inquiries relating to the Investor Class shares or the services; and/or (k) providing sweep services which may include: (i) providing the necessary computer hardware and software which links the Service Organization's systems to the Fund's account management system; (ii) providing software that aggregates the Customers orders and establishes an order to purchase or redeem shares of a Fund based on established target levels for the Customer's demand deposit accounts; (iii) providing periodic statements showing a Customer's account balance and, to the extent practicable, integrating such information with other Customer transactions otherwise effected through or with the service organization; and (iv) furnishing (either separately or on an integrated basis with other reports sent to a Customer by the service organization) monthly and year-end statements and confirmations of purchases, exchanges and redemptions (collectively, "Administrative Services").

           No portion of the fees provided under this Plan may be used to pay for services that do not constitute Administrative Services, as described above. No Fund or class may compensate a Service Organization for Administrative Services provided with respect to another Fund or class.

      2.   FORM OF AGREEMENT.

           No payments shall be made pursuant to this Plan to any Service Organization unless such Service Organization has entered into a written Agreement with the Trust or the Distributor, which Agreement shall describe the Administrative Services to be performed by such Service Organization and shall specify the amount of, or the method for determining, the compensation to be paid by the Fund to the Service Organization. Each Agreement shall further provide that the compensation to such Service Organization shall be based upon the average

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daily net assets beneficially owned by its Customers in the Investor Class shares of the applicable Fund.

           To the extent practicable, each Agreement shall provide that the obligations of the Trust and the Funds under such Agreement shall not be personally binding upon, nor shall resort be had to, the private property of any of the Trustees, shareholders, officers, employees or agents of the Trust, but shall be binding solely against the applicable Fund's property allocable to its Investor Class. No Fund shall be responsible for the obligations of any other series of the Trust.

      3.   EFFECTIVE DATE AND DURATION OF PLAN

           The Plan shall become effective as of the date the Funds' Investor Class shares are first offered for sale to the public. This Plan shall continue in effect until terminated as to the Investor Class of any Fund at any time by vote of the Board, including a majority of Independent Trustees of the Trust, or by vote of a majority of the outstanding voting securities of the Investor Class of such Fund.

      4.   AMENDMENTS

           This Plan may not be amended unless approved by at least a majority of the Independent Trustees of the Trust.

      5.   RECORDKEEPING

           The Trust shall preserve copies of this Plan and any related agreements for a period of not less than six years from the date of the Plan, the first two years in an easily accessible place.

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